Exhibit 4.26

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE (i) IT IS NOT MATERIAL AND (ii) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS SUCH INFORMATION AS PRIVATE OR CONFIDENTIAL.

LEASE AGREEMENT

Province/District	: Erzurum/Yakutiye
Neighbourhood/Street/Number	: Çiftlik Mahallesi, Tepe mevki (location), Block: 11202 Parcel: 815
Type of Leased Property	: 4,500 square meters warehouse - 500 square meters office
Title of Lessor	: Tercan Karhanlar Otom. Gıda Turizm İnşaat Taahhüt Petrol Ürünleri Ticaret Sanayi Limited Şirketi
Lessor's Address	: Kazım Karabekir Paşa Mahallesi, 50 yıl Caddesi, Fetvacıoğlu Sok., No:6, Yakutiye/ERZURUM
Name, Surname of the Lessee	: D-Fast Dağıtım Hizmetleri Ve Lojistik A.Ş. (“Lessee”), Kağıthane T.O. [***]
Lessee's Address	: Kuştepe Mah., Mecidiyeköy Yolu Cad., No: 12, Trump Towers Kule 2, Kat:2, Şişli-İstanbul
One Month's Lease Provision	: TRY [***] + VAT ([***] Turkish Liras)
One Year Lease Provision	: TRY [***] + VAT ([***] Turkish Liras)
Payment of Lease Provision

: The lease amount shall be paid monthly in advance within the first 10 (ten) working days of each month to the [***] branch account with the IBAN number [***] for the Lessor. Provided that, the lease amounts under this Agreement shall become due and payable as of March 2023 and the 6-month lease amount to be paid for the months of March 2023, April 2023, May 2023, June 2023, July 2023, August 2023 shall be paid by the Lessee to the Lessor in advance following the execution of the agreement.

Lease Term	: (5+3) years
Lease Start Date	: 01/01/2023
Delivery Status of the Leased Property	: Clean and ready to use.
What the leased property will be used for	: As a workplace and warehouse: 4,500 m2 warehouse and 500 m2 office

Special Conditions

1.	The lessee shall use the property as a workplace/office and has leased the property for this purpose.

2.

The Lessor is obliged to deliver the leased property to the Lessee on a condition suitable for the use intended in the agreement and in a condition suitable for the use intended in the agreement and in such a way that the natural gas, water and electricity infrastructure is completed and painted, whitewashed, mechanically, electrically and architecturally equipped and the fixtures specified in this agreement are new and functional, and to keep the Leased Property in this condition during the term of this agreement. The lessee shall leave the leased property in the same manner as they received it upon the expiration of the agreement.

3.

The Lessor is obliged to immediately carry out all maintenance, repair, modification and renewal operations required due to the ordinary use of the leased property, including but not limited to the mechanical and electrical systems, whitewash, paint, decoration, exterior facade and all fixtures of the leased property, and the essential repairs that must be made in the leased property at the expense of the Lessor.

4.

The lessee is obliged to return the leased property in the same condition as it was received, except for wear, deterioration and deficiencies arising from ordinary use. However, the Lessee is not responsible for any loss, deterioration and / or wear and tear that occurs in the leased property due to use in accordance with the agreement and / or ordinary use.

5.

The Lessor shall be liable for all defects in the leased property, including those that arise after the delivery of the leased property to the Lessee. In such a case, the Lessee shall notify the Lessor about the defect in question and the Lessor shall immediately remedy the defect at its own expense. In case the defect is not remedied by the Lessor, the Lessee shall have the necessary repairs and maintenance done at the account of the Lessor and shall deduct the expenses from the next month's rent. However, if the said defect is notified to the Lessor and the repair and maintenance operations by the Lessor will take time and this will cause a loss to the Lessee, in such a case, the Lessee will have the said defect repaired for the account of the Lessor without notifying the Lessor and will deduct the expenses incurred from the next month's lease amount.

6.

The Lessor agrees that the leased property under this Lease Agreement may be used by Doğan Online and Doğan Group subsidiaries and group companies as a sub-lessee without the prior written consent of the Lessor. In addition, the Lessor also consents to the Lessee's use and allocation of part or all of the leased property to its own customers.

7.

The lessee may hang all kinds of announcements and signs in the places permitted in the management plan, provided that the lessee adheres to the management plan of the leased property and pays all kinds of taxes.

8.

The lessee shall be able to make all kinds of renovations and decorations for the use of the leased property as a workplace without touching the static structure of the building. The lessee is free to take away the add-ons and portable decorations without damaging the main building upon eviction. Provided that the Lessor returns the leased property to the Lessee as it was delivered to the Lessee, there shall be no claim for any right and receivable within this scope.

9.	As of the lease period of the leased place, natural gas, electricity, water, fuel costs, telephone and internet costs and apartment dues expenses belong to the Lessee.

10.

Obligations such as compulsory insurance, taxes (including municipal property taxes), etc., related to the leased property, ancillary expenses decided by the Lessor and / or the Site and / or Apartment management and fixture renewal costs belonging to the leased property or the environment belong to the Lessor, and the Lessee does not have any responsibility in this regard.

11.

The Lessee agrees and undertakes that they shall take the Electricity, Water, Natural Gas, Telephone and Internet subscriptions existing on the dwelling on their own and that they shall pay the invoices of their own period in full when they evacuate the leased property. The Lessee shall accept to benefit from the solar power plant provided by the Lessor / to start a subscription, provided that the subscription fee to be initiated by the Lessor does not exceed the tariff of the local electricity provider in the region where the leased premises is located and does not exceed the tariff of the local electricity provider during the agreement period. Otherwise, the provision of this article shall not be applicable under any circumstances. In case the parties agree on the Subscription service, the Lessor agrees, declares and undertakes to provide this Subscription service uninterruptedly and completely. In case the Subscription service is interrupted to the extent that it will affect the activities of the Lessee, continuity is not ensured and invoices are not issued in accordance with the maximum fee tariff agreed by the parties and in all defective service cases, including but not limited to this, the Lessee may unilaterally and without compensation, and this shall not prejudice any rights arising from this Agreement. The Parties agree and acknowledge that if the Lessor invoices an amount that is not in accordance with the maximum fee tariff agreed upon in accordance with the provision of this article, the Lessee's failure to pay the invoice shall not constitute a default.

12.

The lessor must complete the natural gas, water, electricity, wastewater, sewage and all other essential infrastructure needs of the leased facility by February 01. Otherwise, the lessor will complete these needs and deduct them from the lease amount.

13.	The lease payments shall be made monthly; within the first 10 working days of each month in advance to the account of the Lessor specified above.

14.

The lease agreement is executed for a period of 5+3 years. In case the lessee does not terminate this agreement, the agreement shall be deemed to be automatically extended for periods of 1 year each. For the automatically extended years, the annual lease increase rate will be determined by increasing at the rate mutually agreed in writing so as not to exceed the rate of increase in the consumer price index (12-month average) announced by TUIK. Following the signing of the Agreement by the Parties, the leased property shall be delivered to the Lessee immediately by the

Lessor and the first lease payment based on this Agreement shall become due on 01.03.2023. For the avoidance of doubt, the Parties accept, declare and undertake that the Lessee shall not incur any lease debt for January 2023 and February 2023 as of the effective date of the Agreement and that the Lessor releases the Lessee for these months.

15.

The Lessee may terminate this lease agreement at any time without compensation without any justification by serving 30 days prior notice. In this case, the Lessee is obliged to pay the Lessor the lease price that has arisen, but the Lessor agrees and undertakes that it will not make any claim for unborn lease fees.

16.

If the lessee fails to obtain a "license to open and operate a workplace" from the municipality to which the leased property is affiliated, the lessee may terminate the lease agreement immediately without compensation after the license application is rejected. In such a case, the Lessee shall pay the rental fee for the period until the termination notice but shall not pay the undue rent for the following months. If a deposit is paid to the Lessor, the Lessor shall immediately return the deposit to the Lessee.

17.

The parties are obliged to notify the other party in writing of any change of address within 7 (seven) days. If this notice is not given, notifications sent to the address in the agreement shall have all the legal consequences of a legally valid notification.

18.	The provisions of the Law numbered 6570, the Code of Obligations and the relevant legislation shall apply in matters not provided for in this Agreement.

19.

The Lessor accepts, declares and undertakes that they shall not demand any right/receivable from the Lessee regarding the beginning of the lease, that they shall not demand a fee from the Lessee, and that the Lessee's rent payment obligation shall start following the signature of this agreement.

20.	Istanbul Çağlayan Courts and Enforcement Offices are authorised in all disputes arising from this agreement.

21.	Stamp Duty subject to this Agreement shall be paid by the parties equally.

This lease agreement consisting of 21 articles was issued in duplicate and entered into force after being executed and signed by the parties on 03/01/2022.

LESSEE	LESSOR
D-Fast Dağıtım Hizmetleri ve Lojistik A.Ş.	Tercan Karhanlar Otom. Gıda Turizm İnşaat Taahhüt Petrol Ürünleri Ticaret Sanayi Limited Şirketi

(three signatures on the stamp of D-Fast Dağıtım Hizmetleri Ve Lojistik A.Ş.)	(single signature on the stamp of Tercan Karhanlar)